BRENMILLER ENERGY ltd.

13 Amal Street, 4th Floor

Park Afek

Rosh Haayin 4809249, Israel

April 20, 2022

Via EDGAR

Jennifer Angelini

Asia Timmons-Pierce

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Re:	Brenmiller Energy Ltd. (the “Company,” “we,” “our” and similar terminology)
Amendment No. 2 to Draft Registration Statement on Form F-1 (“Amendment No. 2”)
Submitted April 1, 2022
CIK No. 0001901215

Dear Madams:

The purpose of this letter is to respond to the comment letter of April 12, 2022, received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-mentioned amendment to the draft registration statement on Form F-1. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently filing a registration statement on Form F-1 (the “Registration Statement”).

Page references in our response are to the Registration Statement. Unless otherwise stated, any defined terms in the Registration Statement apply within this letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Prospectus Summary

The Offering, page 7

1.	We note your revisions in response to prior comment one. Please revise your disclosure throughout to clearly disclose the number of shares that are currently issued and outstanding, and the number of shares that will be issued and outstanding as of the closing of this offering.

Response: We have revised our disclosure on pages ii, 7 and 80 of the Registration Statement in response to the Staff’s comment.

2.	We note references to the issuance of warrants in several notes to your financial statements; for example, and without limitation, Notes 11.A.1 and B and Note 13.B. Please disclose the total number of shares that are issuable upon exercise of all outstanding warrants. Ensure each of these warrant issuances is disclosed in Item 7 of Part II.

Response: We have revised our disclosure on page II-3 of the Registration Statement in response to the Staff’s comment.

Capitalization, page 29

3.                   We note your revisions made in response to prior comment three. Please reconcile the 14,815,444 ordinary shares issued and outstanding, actual, with that disclosed in Note 11.A on page F-29 that as of December 31, 2021, there were 13,706,328 ordinary shares outstanding. Also, clarify in the top paragraph on page 80 the number of ordinary shares issued and outstanding as of March 31, 2022, if other than 13,706,328 shares.

Response: We have revised our disclosure on pages 29 and 80 of the Registration Statement in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Comparison of the Year Ended December 31, 2021, to the Year Ended December 31, 2020, page 31

4.	Refer to page 33 and the top two paragraphs of “Financial expenses, net” and “Net loss” that immediately precede the heading of Liquidity and Capital Resources. These paragraphs should be deleted in their entirety as the discussions appear to relate to a comparison of the year ended December 31, 2020, with the year ended December 31, 2019, which discussion period is no longer required.

Response: We have revised our disclosure on page 33 of the Registration Statement in response to the Staff’s comment.

Business, page 39

5.	We note your revisions in response to prior comment four. However, Note 1 to the financial statements indicates that your U.S. subsidiary is “presently dormant” and identifies an Israeli subsidiary, Hybrid Bio-Sol 10 Ltd., that is not described in the Business section, reflected in the corporate chart, or listed in Exhibit 21.1. Please advise or revise to reconcile these inconsistencies.

Response: We respectfully advise the Staff that Hybrid Bio-Sol 10 Ltd. (a) is not a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X and thus not described in the Registration Statement and (b) would not constitute a “significant subsidiary” within the meaning of Item 601(b)(21) of Regulation S-K and thus not listed in Exhibit 21.1. The U.S. subsidiary, Brenmiller Energy Inc., while not currently active, was established to be our marketing subsidiary in the United States and is reflected in the corporate chart and listed in Exhibit 21.1 because we expect our marketing activities will increase and the United States is one of our primary target markets.

Selling Shareholders, page 77

6.	We note your revisions in response to prior comment six. It appears that the amount of securities shown in the final row of the table and disclosed in footnote six do not tally. Please advise or revise.

Response: We have revised our disclosure on pages 77 and 78 of the Registration Statement in response to the Staff’s comment.

Exhibits

7.	Please file the Founders’ Agreement, and other material agreements, relating to Rani Zim Sustainable Energy Ltd. as exhibits to your registration statement.

Response: We have filed the Founders’ Agreement in response to the Staff’s comment and respectfully advise the Staff that there are no other material agreements relating to Rani Zim Sustainable Energy Ltd.

*    *    *

The Company appreciates your comments and welcomes the opportunity to discuss the foregoing responses with you. Please call the Company’s attorneys, Oded Har-Even at (212) 660-5002 or Eric Victorson at (212) 660-3092, of Sullivan & Worcester LLP, if you have any questions or require additional information.

Sincerely,

By:	/s/ Avraham Brenmiller
Name:	Avraham Brenmiller
Title:	Chief Executive Officer

cc: Oded Har-Even, Esq. and Eric Victorson, Esq., Sullivan & Worcester LLP

3